CHEVY CHASE PREFERRED CAPITAL CORPORATION

7501 Wisconsin Avenue

Bethesda, MD 20814

October 16, 2008

Cicely LaMothe

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Chevy Chase Preferred Capital Corporation
File No. 001-12477
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Dear Ms. LaMothe:

I am writing in response to your letter dated October 3, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Chevy Chase Preferred Capital Corporation’s (the “Company” or “we”) Form 10-K for the Fiscal Year Ended December 31, 2007 and Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008. We appreciate and have carefully considered the Staff’s comments on the Forms 10-K and 10-Q, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate Risk, page 21

1.

We note your response to comment 3 of our letter. Please confirm that you will include disclosure in future filings to explain why the table assumes no defaults on your existing loans. In this explanation, please address the risk of default associated with short-term adjustable rate mortgages. Further, please confirm that you will include disclosure to explain that the anticipated annual interest income does not include an assumed rate of default. In your response, please provide us with your proposed disclosure.

Management confirms that the additional disclosure will be included in future filings. Disclosure with respect to anticipated annual interest income will be amended as follows:

Maturity and repricing information is based upon the contractual terms of the underlying loans and does not take into account possible defaults by borrowers, which generally are higher for short-term adjustable rate mortgages as compared to 30-year fixed rate loans. See “Risk Factors--Our “payment option” mortgage loans subject us to additional risks.”

Based on the outstanding balance of the Company’s Residential Mortgage Loans at December 31, 20xx, and the interest rates on those loans, and without adjusting for future rates of default, interest income anticipated to be earned on loans in the Company’s loan portfolio that were not delinquent at December 31, 20xx, net of operating expenses, was approximately xx% of the projected annual dividend of $xx on the Series A Preferred Shares.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Real Estate Acquired in Settlement of Loans, page F-7

2.

We note your response to comment 4. Please confirm that in future filings you will expand your footnote disclosure to clarify that REO is held for sale and how you intend to record the gain / loss from the sale of these assets in your statement of operations.

The Company confirms that it will include this expanded footnote disclosure in future filings, beginning with the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2008.

Schedule IV

3.

We read your response to comment six. While we understand that certain disclosures have been provided elsewhere throughout your document, in the interest of clarity, please confirm that you will include Schedule IV in your future filings.

The Company confirms that it will include Schedule IV in future filings, beginning with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008.

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The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (240) 497-7335 if you have any questions or require additional information.

Sincerely,

/s/ STEPHEN R. HALPIN, JR.

Stephen R. Halpin, Jr.

Director, Executive Vice President

and Chief Financial Officer